UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ) *

TPG Inc.

(Name of Issuer)

Class A common stock, $0.001 par value per share

(Title of Class of Securities)

872657101

(CUSIP Number)

January 13, 2022

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G
CUSIP No. 872657101	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,567,500

	6	SHARED VOTING POWER
3,962,210

	7	SOLE DISPOSITIVE POWER
2,567,500

	8	SHARED DISPOSITIVE POWER
3,962,210

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,529,710

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.46% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 69,036,254 Class A common stock outstanding immediately after the IPO dated January 13, 2022, according to the Form S-1 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on January 4, 2022.

SCHEDULE 13G
CUSIP No. 872657101	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
GIC Special Investments Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,279,710

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,279,710

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,279,710

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.75% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 69,036,254 Class A common stock outstanding immediately after the IPO dated January 13, 2022, according to the Form S-1 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on January 4, 2022.

SCHEDULE 13G
CUSIP No. 872657101	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
Maplewood Investment Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,794,597

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,794,597

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,794,597

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.05% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 69,036,254 Class A common stock outstanding immediately after the IPO dated January 13, 2022, according to the Form S-1 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on January 4, 2022.

SCHEDULE 13G
CUSIP No. 872657101	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
Pinewood Ventures Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
485,113

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
485,113

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
485,113

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.70% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 69,036,254 Class A common stock outstanding immediately after the IPO dated January 13, 2022, according to the Form S-1 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on January 4, 2022.

SCHEDULE 13G
CUSIP No. 872657101	Page 6 of 8 Pages

Item 1(a) Name of Issuer

TPG Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices

301 Commerce Street, Suite 3300
Fort Worth, TX 76102

Item 2(a) Name of Persons Filing

GIC Private Limited
GIC Special Investments Private Limited
Maplewood Investment Pte. Ltd.
Pinewood Ventures Pte Ltd

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c) Citizenship

GIC Private Limited – Republic of Singapore
GIC Special Investments Private Limited – Republic of Singapore
Maplewood Investment Pte. Ltd. – Republic of Singapore
Pinewood Ventures Pte Ltd – Republic of Singapore

Item 2(d) Title of Class of Securities

Class A common stock, $0.001 par value per share

Item 2(e) CUSIP Number

872657101

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

Ownership information with respect to GIC Private Limited, GIC Special Investments Private Limited, Maplewood Investment Pte. Ltd., and Pinewood Ventures Pte Ltd are incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

SCHEDULE 13G
CUSIP No. 872657101	Page 7 of 8 Pages

Maplewood Investment Pte. Ltd. shares the power to vote and the power to dispose of 2,794,597 Class A common stock held directly by it with GIC Special Investments Private Limited and GIC Private Limited. GIC Special Investments Private Limited is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited.

Pinewood Ventures Pte Ltd shares the power to vote and the power to dispose of 485,113 Class A common stock held directly by it with GIC Special Investments Private Limited and GIC Private Limited. GIC Special Investments Private Limited is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited.

GIC Private Limited is a fund manager and only has two clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC Private Limited has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC Private Limited has the sole power to vote and power to dispose of the 2,567,500 Class A common stock beneficially owned by it.  GIC Private Limited shares power to vote and dispose of 682,500 Class A common stock beneficially owned by it with MAS.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 872657101	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the date below.

GIC PRIVATE LIMITED
By:	/s/ Celine Loh Sze Ling
Name: Celine Loh Sze Ling
Title: Senior Vice President
Date: January 24, 2022

By:	/s/ Diane Liang
Name: Diane Liang
Title: Senior Vice President
Date: January 24, 2022

GIC SPECIAL INVESTMENTS PRIVATE LIMITED
By:	/s/ Chan Hoe Yin
Name: Chan Hoe Yin
Title: Director
Date: January 24, 2022

MAPLEWOOD INVESTMENT PTE. LTD.
By:	/s/ Soh Liling
Name: Soh Liling
Title: Director
Date: January 24, 2022

PINEWOOD VENTURES PTE LTD
By:	/s/ Soh Liling
Name: Soh Liling
Title: Director
Date: January 24, 2022